Jennifer Monick

Assistant Chief Accountant

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re: Caesars Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-36629

Dear Ms. Monick:

Caesars Entertainment, Inc. (the “Company”) has received and reviewed the comment in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated May 6, 2022. The purpose of this letter is to provide the Company’s response to that comment. To assist in your review of the Company’s response, this letter restates completely the Staff’s comment, which is followed by the response. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Unaudited Presentation of Consolidated Adjusted Earnings before Interest, Taxes,

Depreciation and Amortization..., page 45

1.

We note your tabular presentation of Adjusted EBITDA on pages 46 and 47 and your footnote (g) to these tables on page 47. In light of your statement within footnote (g) that such presentation does not conform to the Securities and Exchange Commission rules for pro forma presentation, please tell us how you determined it was appropriate to present this information in this format. Alternatively, please revise to present net income (loss) attributable to Caesars reconciled to adjusted EBITDA for CEI followed by a single adjustment for pre-consolidation, pre-acquisition, and pre-disposition results to arrive at total adjusted EBITDA. This comment also applies to similar disclosure within your earnings release.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its future filings and future earnings releases, beginning with the earnings release and quarterly report for the quarter ended June 30, 2022, to present net income (loss) attributable to Caesars reconciled to adjusted EBITDA for CEI followed by a single adjustment for pre-consolidation, pre-acquisition, and pre-disposition results to arrive at total adjusted EBITDA. An example of our revised presentation for the year ended December 31, 2021 is shown below:

Year Ended December 31, 2021
(In millions)	CEI
Net loss attributable to Caesars	$(1,019)
Net income attributable to noncontrolling interests	3
Discontinued operations, net of income taxes	30
Benefit for income taxes	(283)
Other (income) loss (a)	198
Loss on extinguishment of debt	236
Interest expense, net	2,295
Impairment charges	102
Depreciation and amortization	1,126
Transaction costs and other operating costs (b)	144
Stock-based compensation expense	82
Other items (c)	76

Adjusted EBITDA	2,990

Pre-consolidation, pre-acquisition, and pre-disposition EBITDA, net (d)	3

Total Adjusted EBITDA	$2,993

(a)

Other (income) loss primarily includes changes in fair value of investments, changes in fair value of the derivative liability related to the 5% Convertible Notes, and gains and losses on foreign currency exchange.

(b)

Transaction costs and other operating costs primarily represent costs related to the William Hill Acquisition and the Merger, various contract or license termination exit costs, professional services, other acquisition costs and severance costs.

(c)	Other items primarily represent certain consulting and legal fees, rent for non-operating assets, relocation expenses, retention bonuses, and business optimization expenses.
(d)

Results of operations for Horseshoe Baltimore for periods prior to the consolidation resulting from the Company’s increase in its ownership interest on August 26, 2021 and William Hill prior to its acquisition on April 22, 2021 are added to Adjusted EBITDA. The results of operations for Montbleu and Evansville prior to divestiture are subtracted from Adjusted EBITDA. Such figures are based on unaudited internal financial statements and have not been reviewed by the Company’s auditors for the periods presented. The additional financial information is included to enable the comparison of current results with results of prior periods.

Should you have any questions, please do not hesitate to contact the undersigned at (702) 880-4737.

Sincerely,

/s/ Bret Yunker

Bret Yunker

Chief Financial Officer

cc:	Stephanie Lepori, Chief Administrative and Accounting Officer

Deborah Conrad, Milbank LLP